UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SJW GROUP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784305104

(CUSIP Number)

c/o Robert Van Valer
4360 Worth Street
Los Angeles, CA 90063
323-263-4111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784305104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. Van Valer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 94,410 (1)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 94,410 (1)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,410 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 94,410 shares held individually.

(2) Based on 30,319,317 shares of Common Stock outstanding as reported in the issuer’s Form 10-Q filed with the Commission on October 28, 2022.

CUSIP No. 784305104	13D	Page 3 of 4 Pages

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) further amends the Schedule 13D filed on May 20, 2010 (the “Initial 13D”). Except as amended herein, the Initial 13D is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Initial 13D.

Item 1. Security and Issuer

This statement relates to the Common Stock (“Common Stock”) of SJW Group (“SJW”). The address of the principal executive office is:

SJW Group
110 W. Taylor Street
San Jose, California 95110

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired beneficial ownership on August 25, 2021, of 1,083,980 shares of Common Stock held by the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982 (the “George Moss Trust”), as a result of the reporting person’s succession to sole trustee of the George Moss Trust following the passing of George Moss. On February 1, 2023, the reporting person ceased to be trustee of the George Moss Trust. As a result, the reporting person ceased to beneficially own the shares of Common Stock held by the George Moss Trust.

The reporting person acquired beneficial ownership on May 10, 2010 of 2,137,868 shares of Common Stock held by the Roscoe Moss, Jr. Revocable Trust UA March 24, 1982 (the “Roscoe Moss Trust”) as a result of the reporting person’s succession to sole trustee of the Roscoe Moss Trust following the passing of Roscoe Moss, Jr.

On October 11, 2005, the Roscoe Moss Trust was bifurcated into (i) the Nonexempt Bypass Trust created under the Roscoe Moss, Jr. Revocable Trust dated March 24, 1982, as amended and restated (the “Nonexempt Trust”), and (ii) the Exempt Bypass Trust created under the Roscoe Moss, Jr. Revocable Trust dated March 24, 1982, as amended and restated (the “Exempt Trust” and together with the Nonexempt Trust, the “Bypass Trusts”). The Nonexempt Trust holds 1,937,226 shares of Common Stock and the Exempt Trust holds 200,642 shares of Common Stock. On February 1, 2023, the reporting person ceased to be trustee of the Bypass Trusts. As a result, the reporting person ceased to beneficially own the shares of Common Stock held by the Bypass Trusts.

The reporting person also holds 94,410 shares individually which were purchased from his own funds and granted by the issuer for service on the Board of Directors of the issuer.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owns 94,410 shares individually (0.3% of the outstanding shares of Common Stock of SJW based on SJW’s Form 10-Q filed with the Commission on October 28, 2022).

(b) The reporting person has sole power to vote and dispose of the shares.

(c) Other than termination of beneficial ownership of the shares held by the George Moss Trust and Bypass Trusts as described in Item 3, there have been no transactions by the reporting person in the past 60 days.

(d) N/A

CUSIP No. 784305104	13D	Page 4 of 4 Pages

(e) As described in this report, on February 1, 2023, the reporting person ceased to be a beneficial owner of 5% or more of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person ceased to be a director of the issuer on April 28, 2021, and has no contracts, arrangements, understandings or relationships with respect to the securities of SJW.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	/s/ Robert A. Van Valer
Robert A. Van Valer